

Mail Stop 3561

April 27, 2011

Via U.S. Mail

Mr. Donald Daniels, Controller
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375

>   **Re: JetBlue Airways Corporation**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 000-49728**

Dear Mr. Daniels:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief